EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$3,738	$2,763	$3,533	$3,565	$3,874
Add:
Fixed charges	229	216	212	196	157
Less:
Income from equity investees	(10)	(8)	(7)	(5)	(7)
Capitalized interest	(6)	(6)	(4)	(3)	(1)
Income as adjusted	$3,951	$2,965	$3,734	$3,753	$4,023
Fixed Charges:
Interest on indebtedness and amortization of debt expense discount or premium	$149	$133	$130	$116	$80
Rents of one-third representative of interest factor	74	77	78	77	76
Capitalized interest	6	6	4	3	1
Total fixed charges	$229	$216	$212	$196	$157
Ratio of earnings to fixed charges	17.3	13.7	17.6	19.1	25.6